[Bryan Cave LLP Letterhead]

October 5, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	John Reynolds
James Lopez
Shehzad Niazi
Ryan Milne

Re:	Dr. Tattoff, Inc. – Registration Statement on Form 10 (File No. 000-52836)

Ladies and Gentlemen:

On behalf of Dr. Tattoff, Inc. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated March 11, 2011, from Mr. John Reynolds, Assistant Director (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10, File No. 000-52836, filed on February 14, 2011 (the “Original Form 10”).  The Company withdrew the Original Form 10 from registration on April 1, 2011.

On the date hereof, the Company is filing a new Registration Statement on Form 10 (the “Form 10”) incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered Comment copied from the Comment Letter.

Form 10-12g Filed February 14, 2011

Where you can find more information

1.
Please revise the statement that “[w]hen this registration statement is declared effective, [the company] will once again be subject to the reporting requirements of the Exchange Act.” Note that the registration statement will not be “declared effective”; instead, it will become effective automatically sixty days after filing pursuant to Section 12(g) of the Exchange Act. Note also that the fact that the staff has selected a registration statement for review, or that the review may not be completed at the time of effectiveness, does not relieve the company of its Exchange Act obligations, including the filing of periodic and current reports.

Response: The increase now reported on page 20 is 18%.The Company included the following disclosure on page iii of the Form 10:

On March 16, 2010, we filed a Form 15 to deregister our common stock under Section 12(g) of the Exchange Act. As a result, as of the date of this registration statement, we are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon the automatic effectiveness of this registration statement 60 days following the date hereof (unless earlier withdrawn), we will be subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder. Accordingly, upon the effectiveness of this registration statement, we will file annual, quarterly and current reports, proxy statements and other information with the SEC.

Securities and Exchange Commission
October 5, 2011

Item 1. Business

2.
We note you filed a Form 15 on March 16, 2010, and it appears you did not file several Exchange Act reports that were due prior to filing of the Form 15. We reference the disclosure in the second paragraph on page F-8. Revise the fifth paragraph on page one to identify the missing reports and address potential consequences of a failure to comply with Section 13(a) of the Exchange Act.

Response:  The Company included the following disclosure on page 1 of the Form 10:

Prior to the launch of the 2010 financing, on March 16, 2010, we filed a Form 15 with the SEC to terminate our registration under Section 12(g) of the Exchange Act. Upon the filing of the Form 15, our obligation to file periodic and other reports with the SEC was immediately suspended; however, at the time of filing, we were not in compliance with Section 13(a) of the Exchange Act, which requires every issuer of a security registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the SEC, as we had not filed any quarterly reports on Form 10-Q, annual reports on Form 10-K or other reports since our quarterly report on Form 10-Q for the period ending June 30, 2008. We are filing this registration statement to register our common stock under Section 12(g) of the Exchange Act, and accordingly, upon the automatic effectiveness of this registration statement 60 days following filing, unless earlier withdrawn, we will be required to file periodic and other reports under Section 13(a)of the Exchange Act. There can be no assurance that we will remain in compliance with Section 13(a) of the Exchange Act in the future. As a result of noncompliance with Section 13(a) of the Exchange Act, the SEC may revoke or suspend the registration of our common stock under Section 12(g) of the Exchange Act.

In addition, the Company included the following risk factor on page 17 of the Form 10:

When we filed the Form 15 deregistering our common stock under Section 12(g) of the Exchange Act on March 16, 2010, we were not in compliance with Section 13(a) of the Exchange Act, and there can be no assurance that we will comply with Section 13(a) of the Exchange Act in the future.

On March 16, 2010, we filed a Form 15 with the SEC to terminate our registration under Section 12(g) of the Exchange Act. Upon the filing of the Form 15, our obligation to file periodic and other reports with the SEC was immediately suspended; however, at the time of filing, we were not in compliance with Section 13(a) of the Exchange Act, which requires every issuer of a security registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the SEC, as we had not filed any quarterly reports on Form 10-Q, annual reports on Form 10-K or other reports since our quarterly report on Form 10-Q for the period ending June 30, 2008. We are filing this registration statement to register our common stock under Section 12(g) of the Exchange Act, and accordingly, upon the automatic effectiveness of this registration statement, will be required to file periodic and other reports under Section 13(a) of the Exchange Act. There can be no assurance that we will not fall out of compliance with Section 13(a) of the Exchange Act again in the future. If we do fall out of compliance with Section 13(a) of the Exchange Act, the SEC may revoke or suspend the registration of our common stock under Section 12(g) of the Exchange Act. Failure to be in compliance with Section 13(a) of the Exchange Act may have a material adverse effect on our stock price and the value of our business if, as a result of such non-compliance, the SEC determines to revoke or suspend the registration of our common stock under Section 12(g) of the Exchange Act.

Securities and Exchange Commission
October 5, 2011

Industry

3.
We note your statement in this section that you consider laser tattoo removal to be your core business. In light of your disclosure in the first bullet point under Business Strategy that laser hair removal accounts for 32% of your clinics’ revenue, please expand your discussion of the laser hair removal market and competitive conditions.

Response: The Company revised the referenced disclosure on pages 3 and 4 of the Form 10 to include the requested additional detail.

Business Strategy

4.	Please provide additional details on how you cater, or intend to cater, to your target demographic, as discussed in the last sentence of page three.

Response: The Company revised the referenced disclosure on pages 4 and 5 of the Form 10 to include the requested additional detail.

5.
We note your reference to expanding into new markets in the last sentence of this section and your statement in the second risk factor on page 10 that you “expect to raise additional capital to fund [y]our current operations and future expansion.” Please provide additional disclosure on your expansion plans and the associated capital you believe will be required for such expansion. To the extent possible, provide disclosure on the average start-up costs of one of your clinics.

Response: The Company included the following disclosure on page 4 of the Form 10:

Expansion. Our initial expansion focus is on large metropolitan markets that can support multiple clinic locations with favorable demographics, regulatory environments and competitive landscapes. We are currently evaluating new clinic sites in Texas, Georgia and Arizona, and we have identified over 40 other viable markets in the United States for expansion. We estimate the cash requirements for each new clinic to be approximately $225,000, to be applied toward various start-up costs, including leasehold improvements, marketing expenses, equipment acquisition, supplies and personnel. We project that a new clinic will achieve cash flow break even status within its first six operational months.

Securities and Exchange Commission
October 5, 2011

Competition

6.
Please revise to provide more detailed disclosure of your competitive position, including an identification of the principle methods of competition and the positive and negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation SK.

Response: The Company revised the referenced disclosure on pages 3 to 5 of the Form 10 to include the requested additional detail.

7.
In this regard, we note your statements at the top of page 20 that you differentiate your services from your competitors based on the four factors discussed there. Discuss your competitive position in these four methods of competition, and any other, in relation to the six companies you describe under Competition on page four. Also, provide the basis for any statements regarding your competitive position.

Response: The Company revised the referenced disclosure on pages 3 to 4 and 18 to 19 of the Form 10 to include the requested additional detail.

8.
Also, it is unclear what you mean by “unaware of any specialty laser tattoo removal providers that compete with our clinics on a national level,” given that your current clinics are limited to four in the southern California region. Please revise accordingly.

Response: The Company revised the referenced disclosure on pages 3 to 4 of the Form 10 to make the requested clarification.

Revenue Sources

9.	We note your reference to a “third party valuation firm” in the third bullet point on page five and 34. Please revise to disclose the name of such valuation firm.

Response: The Company revised the referenced disclosure on pages 5 and 35 of the Form 10 to include the name of the “third party valuation firm” (The Mentor Group, Inc.).

Securities and Exchange Commission
October 5, 2011

10.
In the last sentence of page four and the second paragraph of page 34 you state that you have an exclusive right to manage any other practice sites operated by William Kirby, D.O., Inc. pursuant to your 2010 Management Services Agreement. Please revise to clarify what, if any, agreements you have in place to discourage or attempt to prevent Dr. Kirby from operating his medical practice through an entity other than William Kirby, D.O., Inc.

Response:  The Company included the following disclosure on pages 6 and 35 of the Form 10:

In addition, pursuant to the agreement, Dr. Kirby and William Kirby, D.O., Inc. agree that he/it will not perform any services for any company or individual that directly competes with the services offered by the Company.

11.
Please revise the fourth paragraph on page one to identify the “certain of our indebtedness,” “certain of our outstanding equity,” “certain indebtedness to management,” and “certain indebtedness to third parties.” Disclose the identity of the persons and entities, and quantify the amounts that had been outstanding and what they were exchanged for. In this regard, it appears from your Exchange Act filings that approximately $1.4 million of debt was outstanding as of June 30, 2008. Your revised disclosure should quantify approximately how much of the debt that was outstanding before the 2010 financings was owed to related persons, identifying such persons.

Response:  The Company revised the referenced disclosure on page 1 of the Form 10 to include a cross-reference to “Item 7. Certain Relationships and Related Transactions and Director Independence – Certain Relationships and Related Transactions” and “Item 10. Recent Sales of Unregistered Securities – 2010 Restructuring.”  The cross-referenced sections include detailed discussions regarding the cancellation and conversion of the Company’s indebtedness and warrants as part of its restructuring plan.

12.
We note the reference to 18 employees on page five. Please revise to disclose the extent to which your employees are employees of William Kirby, D.O., Inc. See comment 65 of our letter dated September 5, 2008.

Response:  The Company included the following disclosure on page 6 of the Form 10:

As of September 15, 2011, we employed 26 persons, 17 of whom were full-time employees.

As of September 15, 2011, William Kirby, D.O., Inc. employed 19 persons, nine of whom were full time.

Securities and Exchange Commission
October 5, 2011

Government Regulation
California Regulation on Physician Supervision

13.
We note your discussion of the uncertainty in California regulations involving the nurses and the extent of physician supervision required when providing laser treatments. Please expand your disclosure here, or elsewhere as appropriate, to discuss the actual practice in your clinics with respect to the use of nurses and Dr. Kirby’s supervision.

14.
In this regard, we note that you appear to conduct approximately 30 procedures a day that require supervision, and that Dr. Kirby appears to be your sole physician. Revise to state, if true, that Dr. Kirby is the supervising physician for all of your procedures at the four different locations, and clarify the basis on which you believe the requirements as to supervision are satisfied if he is not present at multiple, concurrent procedures in different locations. For example, if your understanding of ‘standardized procedures’ as referenced on page seven is the basis for your belief, so state.

Response:  In response to each of the Staff’s Comments 13 and 14, the Company included the following disclosure on page 8 of the Form 10:

We believe that the services provided in our California clinics by Dr. Kirby and William Kirby, D.O., Inc. are in compliance with the California laws and regulations governing licensing and physician oversight. A physician is responsible for the overall clinical operations of our California clinics and is present or is available telephonically and/or via telemedicine technology (“store & forward” or teleconferencing technology) while laser procedures are performed at any of our clinics. Dr. Kirby provides supervision for all four of our California clinic locations; provided, however, when Dr. Kirby is unavailable, Dr. Kirby or William Kirby, D.O., Inc. makes arrangements with another board certified physician to provide supervision. In our California clinics, a physician, advanced registered nurse practitioner or physician assistant performs patient examinations and is on site when laser procedures are performed. A physician, advanced registered nurse practitioner, physician assistant or registered nurse performs the laser procedures. We believe that this satisfies the California laws, rules and regulations governing supervision of allied health care providers including the supervision of physician assistants and the implementation of standardized procedures and protocols for registered nurses and advanced registered nurse practitioners.

Management’s Discussion and Analysis
Overview

15.	We note on your website that you offer gift certificates. Please describe how the issuance of gift certificates impacts your management service fees.

Response:  The Company included the following disclosure on Page 19 of the Form 10:

Gift certificate sales represented approximately .5% of William Kirby, D.O., Inc.’s gross revenue in calendar 2010. The sale of gift certificates is included in William Kirby, D.O., Inc.’s gross revenue for purposes of calculating our management fee.

Securities and Exchange Commission
October 5, 2011

Results of Operations
Revenues

16.	Please revise to discuss management’s analysis of the reasons for the “increased pressure on pricing” referenced on pages 21 and 22.

Response:  The Company included the following disclosure on page 20 of the Form 10:

Management believes that such pricing pressure is a result of a decrease in consumer confidence in economic conditions and their employment prospects together with the increased availability of competitive pricing information on the internet. In addition, we believe that a portion of our core demographic is attracted to new coupon programs such as those offered by Groupon and Living Social, particularly with respect to hair removal where we face a larger number of competitors.

17.	Please discuss the reasons why the number of encounters increased 32% and the changes made to your management services agreement in connection with the 2010 restructuring.

Response:  The increase in number of encounters of 32% is no longer included as the reporting period changed. The increase now reported on page 20 of the Form 10 is 18%. The Company revised the referenced disclosure on page 20 of the Form 10 to include the requested additional detail.  The changes to our management services agreement in connection with the 2010 restructuring are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 18 of the Form 10.

18.
We note on page 2 that your clinics performed a daily average of 21 laser tattoo removal treatments in 2010 and nine laser hair removal treatments in 2010. Accordingly, we calculate that you performed 10,950 treatments in 2010. Please reconcile this number of treatments with your disclosure on page 21 that the number of encounters was 19,965 for the nine-months ended September 30, 2010.

Response:  The Company’s revised disclosure beginning on page 2 of the Form 10 regarding the average number of treatments performed for the six months ending June 30, 2011, states as follows:

For the six months ending June 30, 2011, our clinics performed a combined average of more than 65 laser tattoo removal treatments per operating day.

For the six months ending June 30, 2011, our clinics performed a combined average of more than 30 laser hair removal treatments per operating day.

Please note that in the disclosure referenced above, the Company clarified that the average numbers of laser tattoo and hair removal services for the referenced period were per operating day (not calendar day).

Securities and Exchange Commission
October 5, 2011

The Company’s states on page 20 of the Form 10 that the Company’s encounters for the six months ending June 30, 2011, is 15,709.

Following is our reconciliation of the number of aggregate (laser tattoo and hair removal) treatments for the six months ending June 30, 2011:

Number of treatments per clinic:

                            Santa Ana                                                                                                       3,612
            Encino                                                                                                             3,964
            Beverly Hills                                                                                                   5,511
            Montclair                                                                                                           867
            Dallas                                                                                                                   80
                                                                        Total                                                14,034

Approximate number of operating days per clinic:

                            Santa Ana                                                                                                    124
            Encino                                                                                                                134
            Beverly Hills                                                                                                      176
            Montclair                                                                                                             95
            Dallas                                                                                                                   12
                                                                                        Total                                                      541

Approximate number of treatments per clinic per operating day:

                            Santa Ana                                                                                                      29
            Encino                                                                                                                  29
            Beverly Hills                                                                                                  31
            Montclair                                                                                                               9
            Dallas                                                                                                                6
                                                                        Total                                                      104

Note that the total treatments provided during the period is 14,034; and the total encounters experienced during the period is 15,709.  “Encounters” are different from “treatments” as encounters include patient visits during which no treatment was administered.

The discrepancy between the combined average treatments per operating day described on page 2 of the Form 10 and referenced above (95) is less than the total approximate number of treatments per clinic per operating day described above (104), as the former number is a weighted average based on number of operating days for the applicable clinic during the period.

Securities and Exchange Commission
October 5, 2011

Liquidity and Capital Resources

19.	Please revise your discussion here to discuss your accumulated deficit and to provide the disclosure required by Item 303(a)(1) of Regulation S-K and instruction 5 thereto.

Response:  The Company included the following disclosure on page 24 of the Form 10:

The Company intends to use its available resources to open additional clinics. Although we have benefitted from a substantial cash infusion from the 2010 financing, we have historically experienced significant negative cash flow from operations and we expect to continue to experience significant negative cash flow from operations in the near future as we open new clinics. Accordingly, we expect to raise additional capital to fund our current operations and future expansion through the sale of securities and/or the issuance of debt. We have been successful in raising small amounts of debt for equipment financing, but our financial condition and history of losses limits our ability to issue debt. If we are unable to raise additional equity capital, then we will not be able to grow our revenue and eliminate our operating losses.

20.
Please discuss and analyze the material changes in the operating, investing and financing cash flows depicted in your statements of cash flows for the periods presented. Refer to FRC 501.13b for additional guidance.

Response:  The Company included a detailed discussion of its financing and restructuring transactions beginning on page 23 of the Form 10. In addition, the Company included the following disclosure on page 23 of the Form 10:

We have historically funded the development and growth of our business with cash generated from operations, shareholder loans and advances, and third party financing. During 2009 and 2010, the increase in cash resulted primarily from the sale of securities. The proceeds were used to pay operating expenses, purchase new equipment, and prepare to open new clinics.

21.
You disclose on page 19 that you provide a discussion of your outstanding commitments that existed as of December 31, 2009 and September 30, 2010, the amount of financial capacity available to fund your future commitments, and other financing arrangements in 2010 and 2011. However, we could not locate these discussions. Please revise to provide these discussions, or tell us where they are located.

Response:  The Company included the following disclosure on page 23 of the Form 10:

At December 31, 2010, the Company had accumulated losses of approximately $2,093,000. In 2010, the Company had net income of approximately $1,376,000, comprised of a gain of $1,940,663 from restructuring, while sustaining a loss from operations of approximately $564,000; however, the Company has not yet produced positive cash flow from operations. The Company’s ability to continue as a going concern is predicated on its ability to raise additional capital, increase sales and margins, and ultimately achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company’s ability to continue as a going concern.

Securities and Exchange Commission
October 5, 2011

22.
We note your auditor’s report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please expand your discussion of liquidity and capital resources to describe your financial difficulties underlying the view that there is substantial doubt about your ability to continue as a going concern and your plans to overcome these difficulties. Refer to FRC Section 607.02 for additional guidance.

Response:  The Company included the following disclosure on page 23 of the Form 10:

Going Concern Issues

At December 31, 2010, the Company had accumulated losses of approximately $2,093,000. In 2010, the Company had net income of approximately $1,376,000, comprised of a gain of $1,940,663 from restructuring, while sustaining a loss from operations of approximately $564,000; however, the Company has not yet produced positive cash flow from operations. The Company’s ability to continue as a going concern is predicated on its ability to raise additional capital, increase sales and margins, and ultimately achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company’s ability to continue as a going concern.

Management believes that the Company will need to continue to raise additional outside capital to expand the number of clinics in operation and reduce the level of professional fees it incurs to address its losses and ability to continue to operate. The Company intends to raise additional capital and continue opening additional clinics to achieve this goal.

In connection with the 2010 restructuring (as described below), the Company also expanded its board of directors to include individuals with substantial experience in raising capital and numerous relationships that may assist the Company in achieving its goals. In the event that the Company is unsuccessful in raising adequate equity capital, management will attempt to reduce losses and preserve as much liquidity as possible. Steps management would likely take would include limiting capital expenditures, reducing expenses and leveraging the relatively few assets that it owns without encumbrance. A reduction in expenses would likely include personnel costs, professional fees, and marketing expenses. While management would attempt to achieve break-even or profitable operations through these steps, there can be no assurance that it will be successful.

The Company also included the following Risk Factor on page 11 of the Form 10:

Our auditors’ opinions express doubt about our ability to continue as a “going concern.”

The independent auditors’ reports on our December 31, 2010, 2009 and 2008, financial statements state that our historical losses raise substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern is subject to our ability to raise additional capital, increase sales and margins, and ultimately achieve sustained profitable operations. If we are unable to raise additional capital, we may have to discontinue operations or cease to exist, which would be detrimental to the value of our common stock. We can make no assurances that we will be able to raise a sufficient amount of funds to continue operations.

Securities and Exchange Commission
October 5, 2011

Item 4. Security Ownership of Certain Beneficial Owners and Management

23.
Please provide the names of the beneficial owners of CIBC Trust Company (Bahamas) Limited as Trustee of Settlement T-555. Please also supplementally advise us of the circumstances by which this entity came to own your stock.

Response:  The Company included the following disclosure as Footnote (5) to the beneficial ownership table included in “Item 4.  Security Ownership of Certain Beneficial Owners and Management” on page 27 of the Form 10:

CIBC Trust Company (Bahamas) Limited is an affiliate of the Canadian Imperial Bank of Commerce (NYSE, TSE: CM). CIBC Trust Company (Bahamas) Limited acquired 9,493,432 of its shares of common stock in the Company’s 2010 common stock offering and 4,746,715 of its shares pursuant to the Assignment of Option, dated August 1, 2011, pursuant to which Chicago Investments assigned to CIBC Trust Company (Bahamas) Limited its option to purchase 4,746,715 shares of common stock (see “Item 10. Recent Sales of Unregistered Securities – 2010 Common Stock Offering”).

Item 5. Directors and Executive Officers
Directors and Executive Officers

24.
For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the company’s business and structure, as required by Item 401(e) of Regulation S-K.

Response: The Company revised the referenced disclosure on pages 28 and 29 of the Form 10 to include the requested additional detail.

25.	Please revise to disclose the names of your promoters.

Response:  The Company included the following disclosure on page 29 of the Form 10:

Promoters and Certain Control Persons

We have no knowledge of any person who would be deemed a “promoter” of our Company during the past five years within the meaning of Rule 405 under the Securities Act, except that James F. Morel, a current shareholder holding approximately 2.5% of our common stock, was the founder of our predecessor DRTATTOFF, LLC. Mr. Morel also served as Chief Executive Officer from inception in 2004 until the Tattoff-Lifesciences merger in 2008, and as director until August 10, 2010. Mr. Morel was also the manager and majority owner of Pacific Holdings Syndicate, LLC, which was DRTATTOFF, LLC’s majority shareholder until October 10, 2008.

Securities and Exchange Commission
October 5, 2011

Director Compensation

26.
We note the reference in footnote one of this section to “an agreement that terminated upon the execution of the Medical Director Agreement with William Kirby.” Please clarify which agreement you are referring to and file such agreement as an exhibit to your amended registration statement.

Response:  The Company revised clause (a) of footnote (1) of the referenced disclosure on page 34 of the Form 10 as set forth below.  As the referenced management services agreement terminated, is no longer currently in effect and was superseded by the amended and restated management services agreement (which is summarized on page 34 of the Form 10, among other places, and filed as Exhibit 10.6 to the Form 10), the Company respectfully submits that it is not required to file such agreement as an exhibit to the Form 10.

…(a) $87,500 of fees paid to Dr. William Kirby in his capacity as an independent Medical Director to the Company pursuant to a management services agreement (see “Item 7. Certain Relationships and Related Transactions, and Director Independence – Certain Relationships and Related Transactions – Agreements with William Kirby – 2009 Management Services Agreement”) that terminated upon the execution of the Medical Director Agreement with William Kirby, D.O., Inc. and Dr. Kirby and the Amended and Restated Management Services Agreement with William Kirby, D.O., Inc. (described under “Kirby Agreements” below)…

Certain Relationships and Related Transactions
Other Agreements

27.
We note your disclosure in this section regarding various agreements to convert outstanding debt into shares of common stock and similar arrangements. Please revise here to clearly state in each instance whether such conversions were in full satisfaction of the outstanding debt.

Response: The Company revised the referenced disclosure beginning on page 36 of the Form 10 to make the requested clarification.

Item 10. Recent Sales of Unregistered Securities

28.
Please provide all of the information required by Item 701 of Regulation S-K with respect to each transaction described in this section. Include, among other things, the date of such transactions and the number of “investors” or parties participating in each transaction. In this regard, we note the substantial expansion in the number of record holders you have in comparison to the numbers disclosed in your withdrawn S-1 or your last 10-K.

Response: The Company revised the referenced disclosure on pages 40 to 42 of the Form 10 to include the requested additional detail.

Securities and Exchange Commission
October 5, 2011

29.
Furthermore, we note your disclosure that you relied on Sections 4(2), 4(6) and/or 3(b) of the Securities Act and on Regulation D for the transactions discussed in this section. Please disclose the exemption from registration claimed for the transactions and the facts relied upon for such exemption on an individual basis. See Item 701(d) of Regulation SK.

Response: The Company revised the referenced disclosure on pages 40 to 42 of the Form 10 to include the requested additional detail.

30.
Also, expand your discussion under 2010 Common Stock Offering on page 42 to discuss the various “rounds” of this offering on an individual basis. With regard to these 2010 stock offerings, in addition to the disclosure called for by our comments above, please expand your discussion of the activities conducted by Dawson James on behalf of the company.

Response: The Company revised the referenced disclosure on page 42 of the Form 10 to include the requested additional detail.

31.	It appears that your reference to the “Q2” 2007 Bridge Investor Warrants in your tabular disclosure on page 43 should refer to the “Q3.” Please revise, if true.

Response: The Company revised the referenced disclosure on page 40 of the Form 10 to make the suggested correction.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure

32.
We received a letter dated February 16, 2011 from your independent registered public accounting firm, Squar, Milner, Peterson, Miranda & Williamson, LLP that informed us that client-auditor relationship between you and the accounting firm has ceased. Please file an amendment to the Form 10 to furnish the information required by Item 304 of Regulations S-K.

Response:  The Company revised the referenced disclosure on page 50 of the Form 10 to include the requested information.  In addition, the Company filed a letter from Squar, Milner, Peterson, Miranda & Williamson, LLP as Exhibit 16.1 to the Form 10.

Financial statements

33.
We note on page 4 that you are currently evaluating potential clinic sites in Texas. Please tell us how you considered the provisions of Rule 8-04 of Regulation S-X in determining whether to present the clinics’ financial statements.

Response:  The Company respectfully submits that it is not necessary to present our future clinics’ financial statements under Rule 8-04 of Regulation S-X, as the Company anticipates establishing new clinic sites, as opposed to acquiring existing businesses.

Securities and Exchange Commission
October 5, 2011

34.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:  The Company updated its financial statements filed with the Form 10 in accordance with Rule 8-08 of Regulation S-X.

35.
It appears to us that William Kirby, D.O., Inc. is the source of substantially all of your revenues. Please file audited financial statements of William Kirby, D.O., Inc. to reasonably inform investors about your financial position, results of operations and cash flows, or tell us why such financial statements would not reasonably inform investors.

Response:  The Company respectfully submits that the filing of the audited financial statements of William Kirby D.O., Inc. (“WKDO”) will not provide meaningful additional information to investors, and the inclusion of such financial statements may be misleading to investors, based on the reasons set forth below.

1.  The Company does not own any equity in WKDO.  Inclusion of WKDO’s financial statements in a Company public filing may mislead investors regarding the Company’s economic relationship to WKDO.

WKDO is wholly owned by Dr. William Kirby.  The Company does not have a direct, indirect, current or contingent ownership interest in WKDO and does not economically benefit from any increase in the value of WKDO.  The Company has no right to cause a change in the ownership of WKDO or to otherwise control WKDO’s business and affairs. Upon the occurrence of certain “triggering events” described in the Shareholder’s Agreement between the Company and WKDO filed with the Form 10 as Exhibit 10.11 and otherwise described in the Form 10, the Company only has the right to approve a replacement licensed physician and does not have the unilateral ability to select such replacement.  Because the Company does not own any equity interest in WKDO, does not have the right to control WKDO’s business and affairs and does not benefit from any increase in the value of WKDO, the inclusion of WKDO’s financial statements would not provide meaningful information to investors regarding the Company’s financial condition and may mislead investors.

Securities and Exchange Commission
October 5, 2011

2.  The Company provides certain marketing and practice management services to the California clinics at which WKDO provides medical services, in accordance with California state restrictions on the ownership of business entities providing medical services.  Inclusion of WKDO’s financial statements in a Company public filing may mislead investors and regulators regarding the type of services provided by the Company to its California clinics.

WKDO was formed as a California professional corporation.  In accordance with applicable California state law (described in greater detail below and in the Form 10) and pursuant to the terms of the Amended and Restated Management Services Agreement between WKDO and the Company filed as Exhibit 10.6 to the Form 10 (the “MSA”), WKDO is the sole provider of medical services at the California clinics to which the Company provides marketing and practice management services.

As stated on page 7 of the Form 10, Section 2052 of the California Business & Professions Code provides that “(a)ny person who practices or attempts to practice, or who holds himself or herself out as practicing ... [medicine] without having at the time of so doing a valid, unrevoked, or unsuspended certificate ... is guilty of a public offense.” Further, Section 2400 of the Business & Professions Code provides that “(c)orporations and other artificial entities shall have no professional rights, privileges, or powers.” The California Medical Board has consistently interpreted the forgoing statutory provisions to prohibit a corporation from practicing medicine in California. Accordingly, under California law, a business entity such as the Company is not permitted to engage in the practice of medicine.  The practice of medicine can only be accomplished by individuals operating through a professional corporation.   The Company may provide management services to a medical practice like WKDO so long as the Company does not exercise excessive “control” over the medical practice that would imply control over the medical judgments being made in connection with the practice of medicine.

The Company entered into the MSA and structured the provision of medical services at its California clinics to comply with applicable California state law.  The Company included a significant amount of disclosure in the Form 10 regarding this structure and the MSA to advise investors of the measures it has taken to comply with applicable California state law.  By including WKDO’s financial statements in a Company public filing, the Company may mislead or confuse investors and regulators regarding (i) the types of services that the Company provides at the California clinics, (ii) the Company’s ownership interest in WKDO, (iii) the Company’s involvement in, and its “control” over the business and affairs of, WKDO, and (iv) the identity of the provider of medical services to the California clinics.  Accordingly, the inclusion of WKDO’s financial statements in a Company public filing may result in confusion and false assumptions regarding the Company’s compliance with the referenced California state law restricting the ownership of business entities providing medical services.

Furthermore, payments made by a California professional medical corporation to a general business corporation, if constructed as a share of the professional medical corporation’s profits and losses and not as a fee in consideration of services rendered, are generally illegal under California law and may be void.  The Company’s revenues from the California clinics are derived from a negotiated management fee under the MSA, and are not constructed as a “profit share” or any other payment structure that may implicate the Company’s participation in the provision of medical services in violation of applicable California state law.  Accordingly, by including WKDO financial statements in a Company public filing, the Company may mislead investors and regulators regarding the nature of the fee collected by the Company under the MSA for services rendered, thereby causing confusion and false assumptions regarding the Company’s compliance with applicable California law.

Securities and Exchange Commission
October 5, 2011

3.  The Company’s management fee under the MSA represents substantially all of the Company’s revenue and is reflected in the Company’s financial statements.  The Company’s failure to receive the negotiated management fee would be readily apparent to investors.  Inclusion of WKDO’s financial statements would not be meaningful to investors.

Pursuant to the terms of the MSA, the Company receives a management fee of 73.5% of the “Gross Revenue” (as defined in the MSA) generated by the California clinics and absorbs the expense of operating the clinics (but excluding (a) wages, taxes, workers compensation and employment insurance and benefits for physicians (including Dr. Kirby, the sole owner of WKDO) and licensed allied health professionals (including registered nurses and physician assistants); (b) the cost of outside professional fees for audit and tax return preparation; and (c) the costs associated with certain other enumerated services).

The management fee currently represents substantially all of the Company’s revenue and is reflected in the Company’s financial statements.  Accordingly, any increase or decrease in the management fee, and consequently the Company’s revenue, will be immediately apparent to investors with respect to both timing and amount from the Company’s filed financial statements and related disclosure. Further, as management fees are paid monthly, investors would notice an increase in management fee receivable in the event that WKDO became delinquent in paying the fee.   As a result, the inclusion of WKDO’s would not be meaningful to an investor’s analysis of the Company’s performance and financial condition.

4.  WKDO may implement tax and other financial planning strategies that are irrelevant to the Company.  Inclusion of WKDO’s financial statements would not be meaningful to investors and may mislead investors.

As WKDO is wholly owned by Dr. William Kirby, its operations and cash position may be impacted by Dr. Kirby’s personal tax or other financial planning strategies unrelated to the normal operation of the business of the California clinics.  For example, Dr. Kirby may chose to accumulate cash, change compensation or take other actions that are not reflective of the underlying business and have no impact on the Company or its performance. The impact of these decisions on WKDO’s financial statements are irrelevant to the Company and may mislead investors.

Securities and Exchange Commission
October 5, 2011

Statements of Shareholders’ Deficit

36.
Please explain to us why you do not present any common stock outstanding at December 31, 2007. It appears the most appropriate way to reflect the reverse merger transaction with Lifesciences is to retroactively restate the equity of Lifesciences prior to the merger, such that the number of shares outstanding immediately prior to the merger equals the number of shares of stock received by Lifesciences in the merger. Also, the number of shares of stock held by the former shareholders of Dr. Tattoff, Inc. immediately prior to the merger should be reflected on a separate line item within the equity statement and presented as though this were an issuance of stock on the merger date.

Response:  The Company modified the presentation of the referenced merger transaction in the Statements of Shareholders’ in Equity (Deficit) on page F-6 of the Form 10. As the calendar 2008 statement is not required to be included in the filing, the Company has provided the attached Exhibit A to show the modification.

Notes to consolidated financial statements
Reverse Merger

37.
We note that you were formerly DRTATTOFF LLC. Please tell us how you have applied SAB Topic 4:B, which requires you to reclassify your accumulated deficit to additional paid-in capital as of the date you converted from a limited liability company to a C Corporation.

Response:  The Company reclassified the accumulated deficit to additional paid-in capital on page F-6 of the Form 10, in accordance with SAB Topic 4:B.  As the statement for calendar 2008 is not required to be included in the Form 10, the Company has provided the attached Exhibit A to show the reclassification and its impact on beginning shareholders equity accounts.

Long-lived Assets

38.
We note from your disclosure that there were no impairments for your long-lived assets as of December 31, 2009 and December 31, 2008. Given the fact that you have not generated operating income and cash flows during 2009 and 2008, please explain to us how you determined that no impairments to your long-lived assets were necessary and provide us with your analysis that supports your determination.

Response:  The Company included the following disclosure on page F-12 of the Form 10:

The major long-lived assets of the Company are the lasers and IPL devices. While the Company has sustained losses, the clinics where the lasers and IPL devices are located are profitable. As a result, recoverability of assets to be held and used is measured by a comparison of the carrying amount of each asset to future net cash flows on an undiscounted basis expected to be generated by such asset in each clinic. There were no impairments of long-lived assets at December 31, 2010 and 2009.

Securities and Exchange Commission
October 5, 2011

Variable Interest Entities

39.
We note that management believes the Company is not the primary beneficiary. Please provide us with your analysis of FASB ASC 810-10 that supports your determination that William Kirby, D.O., Inc. should not be consolidated. Include in your analysis your consideration of the relevant terms of the management agreement that both support and counter your determination.

Response:  The Company’s respectively submits its analysis supporting its belief that it is not the primary beneficiary in the attached Exhibit B.

40.
We note from the disclosure on page two that the lasers and IPL devices currently used at your Beverly Hills, Irvine and Encino clinics are leased or owned by William Kirby, D.O., Inc. To the extent the lasers and IPL devices are included on your balance sheet, please explain to us the basis for reporting this equipment on your balance sheet when you do not consolidate William Kirby, D.O., Inc.

Response:  The Company includes the referenced lasers and IPL devices on its balance sheet because the term exceeds 75% of the life of the asset.

Concentrations

41.	It appears that you have one customer. Please disclose vulnerabilities to concentrations in the volume of business transacted with one customer. Refer to FASB ASC 275-10-50- 18.

Response:  The Company included the following disclosure on page F-14 of the Form 10:

Substantially all of the Company’s revenues in 2010 and 2009 were derived from a management services agreement relating to the Company’s California clinics pursuant to a management services agreement with William Kirby D.O., Inc. If the Company’s management services agreement is terminated for any reason or William Kirby, D.O., Inc. defaults on its obligations thereunder, the Company’s operating results, cash flows and financial performance may be adversely affected and the Company may need to negotiate and enter into a new agreement with a qualified physician. Although the Company’s management services agreement provides the Company with the right to approve a replacement contracting physician upon termination or default, the Company can give no assurance that it will be able to expeditiously identify and contract with a qualified replacement physician on commercially reasonable terms or at all. The termination of the Company’s management services arrangement could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Securities and Exchange Commission
October 5, 2011

Note 5. Notes Payable

42.	Please clarify where the following issuances as disclosed in the corresponding page number are presented in your statement of stockholders’ deficit on page F-5:

Issuance                                                                                                 Number of Shares               Page
April 2008 Convertible Debentures                                                             855,000                         F-18
June 2008 Convertible Promissory Note                                                       50,000                         F-20
July 2008 Convertible Debentures                                                               503,400                         F-22

Response:  In connection with the Company’s 2008 financings, certain holders of Company common stock agreed to return shares to the Company’s treasury to reduce the effects of dilution on other shareholders. The shareholders returning stock to treasury returned 855,000 shares with respect to the April 2008 Convertible Debenture Offering, 50,000 shares with respect to the June 2008 Convertible Promissory Note, and 295,000 shares with respect to July 2008 Convertible Debentures. These same shareholders also agreed to the transfer of 40,000 shares to the Company’s Chief Executive Officer and to return an additional 494,375 shares to treasury. Certain of these transactions were netted on the Company’s previously presented Statement of Shareholders Equity (Deficit). The statement revised in response to comments 36 and 37 presented as Exhibit A, shows the separate transactions. It should be noted that the prior statement was also corrected with respect to the number of shares outstanding, which was incorrect due to mathematical error.

43.
Please reconcile the total amount of convertible promissory notes issued during 2008 disclosed within Note 5 to the amount presented for the proceeds from issuance of notes payable from your statements of cash flows on page F-6 of $2,061,765. In addition, provide the description for notes payable you issued and repaid during 2009 for the amount of $30,815, or tell us where you describe those notes payable.

Response:  With respect to the first sentence, the Company respectfully submits to the Staff that the comment is no longer applicable.  With respect to the second sentence, the Company included the following disclosure on page F-20 of the Form 10:

The Company entered into an agreement with AICCO, Inc. to finance Directors and Officers Insurance premiums for 2009. The amount financed in 2009 was $19,175. The Company entered into an agreement with AFCO to finance Directors and Officers Insurance premiums for 2010. The premium was $34,571. Both loans were financed over the course of each respective year and were paid in full at the respective year ends.

The Company entered into an agreement with AICCO, Inc. to finance malpractice insurance premiums for 2009. The premium was $11,640. The Company entered into an agreement with First Insurance Funding to finance malpractice insurance premiums for 2010. The amount financed in 2010 was $11,690. Both loans were financed over the course of each respective year and were paid in full at the respective year ends.

Securities and Exchange Commission
October 5, 2011

July 2008 Convertible Debentures

44.
We note in the last paragraph of page F-22 that the Company was required to pay a 2% penalty if the registration was not filed within 45 days of April 25, 2008 (the “Filing Date”). Please disclose the amount of penalty that was recorded and clarify why the Filing Date preceded the issuance dates of your July 2008 convertible debentures.

Response:  The Company revised the last paragraph on page F-19 of the Form 10 to delete the reference to a penalty and the related filing date, as there was no penalty clause in the referenced convertible debenture.

Note 8. Related Party Transactions
Management Agreement

45.
We note on page F-26 that the management services fee is 73.5% of the gross revenues of William Kirby, D.O., Inc. We note on page 9 of management agreement filed as Exhibit 10.6 that the fee is 70%. Please explain to us the difference in the fee percentage and disclose the percentages in effect for the periods presented.

Response:  The Amended and Restated Management Services Agreement effective January 1, 2010, a copy of which is filed as Exhibit 10.6 to the Form 10, correctly describes a management services fee of 73.5%. The version of this agreement that was filed as Exhibit 10.6 to the Original Form 10 incorrectly stated the management services fee.

46.	Please disclose how gross revenues are calculated under the Management Service Agreement.

Response:  The Company calculates gross revenues in accordance with Section 4a (Compensation for Services – Management Fee) of the Amended and Restated Management Services Agreement, a copy of which is filed as Exhibit 10.6 to the Form 10. Following is the definition of “Gross Revenues” from Exhibit 10.6:

As used herein, the term “Gross Revenues” shall be defined to mean all amounts received by Corporation relating to any and all professional services, ancillary services, and supplies related to tattoo removal, hair removal, and other services utilizing lasers or IPL devices (but excluding other general, surgical and cosmetic dermatology services) rendered through the Corporation by the Physicians and Licensed Health Professionals to patients at the Practice Sites, whether such revenues are received in cash from patients, private or prepaid insurance, other third party payors or any other source less any refunds provided and less any credit card fees imposed. If Corporation, Physicians or Licensed Health Professionals directly receive any Gross Revenues, Corporation shall immediately deliver any and all such Gross Revenues to Manager for deposit into the Operational Account.

Securities and Exchange Commission
October 5, 2011

Interim Financial Statements
Exchange of Debt Instruments for Equity Securities

47.	Please disclose how you measured the gain recorded on exchange of debt for equity and on extinguishment of liabilities.

Response:  The Company included the following disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 24 of the Form 10:

The Company accounted for the restructuring transactions as a “Troubled Debt Restructuring” pursuant to ASC 470-60. Accordingly, the Company recognized a gain in the amount of the difference between the fair value of the consideration issued and the carrying amount of the debt eliminated. The Company valued the shares of common stock issued to debt holders at $.052668 per share, the amount at which shares were sold in the offering held in connection with the restructuring.

In addition, the Company further described the gain in Note 1 to its financial statements beginning on page F-8.

Exhibits

48.	Please file or incorporate by reference all required agreements and arrangements. In this regard, we note the following:

a. The “Confidential Offering Documents” and other documents relating to your 2010 restructuring;

Response:  The Company respectfully submits that the referenced Confidential Offering Documents, which consist of a Private Placement Memorandum and form of Subscription Agreement, were distributed in connection with a Company offering that expired in December 2010.  Accordingly, the referenced Confidential Offering Documents are not required to be filed as exhibits to the Form 10 under Item 601(b) of Regulation S-K, as such documents are not material to the Company, its financial position or to an investment decision, and otherwise do not fall within any category set forth in Item 601(b) of Regulation S-K.

Securities and Exchange Commission
October 5, 2011

b. The shareholders agreement, effective January 1, 2010, with Dr. William Kirby, D.O., Inc. and Dr. Kirby;

Response:  The Company filed a copy of the shareholders agreement as Exhibit 10.11 to the Form 10.

c. The capitalized leases and finance agreements with third party financing sources discussed on page 13; and

Response:  The Company respectfully submits that the referenced leases and finance agreements are not required to be filed as exhibits to the Form 10.  The referenced leases and finance agreements were entered into on standard terms with individual lessors and financing sources, and are not a part of a master lease or financing agreement.  Accordingly, the Company believes that the referenced capitalized leases and finance agreements are not required to be filed as exhibits to the Form 10 under Item 601(b) of Regulation S-K as they are not material to the Company, its financial position or to an investment decision and otherwise do not fall within any category set forth in Item 601(b) of Regulation S-K.

d. Any selling agreements and related amendments entered into with Dawson James Securities in connection with the transactions described in your Item 10 disclosure starting on page 39.

Response:  The Company has one agreement with Dawson James Securities under which it has outstanding obligations, a copy of which is incorporated by reference into the Form 10 as Exhibit 10.8.  All agreements entered into between the Company and Dawson James Securities in connection with the transactions referenced in the Staff’s comment have expired or terminated in their entirety.  The Company believes that it is not required to file any other selling agreements with Dawson James, other than the agreement incorporated by reference into the Form 10 as Exhibit 10.8.

49.	We note that Exhibit 10.9 appears to be missing Exhibit A, please re-file Exhibit 10.9 in its entirety with your amended registration statement.

Response:  The Company respectfully submits that the referenced “Exhibit A” is not an exhibit to Exhibit 10.9, but is instead a reference to the Subscription Agreement that is attached as “Exhibit A” to the Company’s Confidential Offering Documents.  Accordingly, the Company did not file the Subscription Agreement as an attachment to Exhibit 10.9.

Securities and Exchange Commission
October 5, 2011

50.	Please revise the exhibit index to include all required agreements that are filed or incorporated by reference as a result of our comments in this letter, or otherwise.

Response:  The Company revised the exhibit index as requested.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers
Terrence A. Childers

cc:	Mr. John Keefe, Dr. Tattoff, Inc.
Mr. Mark Edwards, Dr. Tattoff, Inc.

Mr. Rick Miller, Bryan Cave LLP
Mrs. Lindsay Cross, Bryan Cave LLP

Exhibit A

Dr. Tattoff, Inc.
Equity Rollforward
Years Ended 12/31/09 and 12/31/08

	Preferred Stock/Units		Common Stock
	Shares	Stated Value	Shares	Par Value	Additional Paid- in Capital	Accumulated Deficit	Shareholders' Deficit

BALANCE – December 31, 2007 (1)	-	$-	2,523,694	$252	$(2,189,826)	$-	$(2,189,574)
Issuance of stock in reverse merger	10,940	1,094,000	7,946,067	794			1,094,794
Estimated fair value of warrants issued					37,649	-	37,649
Estimated fair value of preferred stock warrant liability and conversion feature					(44,400)		(44,400)
Debt discount on notes payable					98,056		98,056
Common stock issued in exchange for notes payable			38,376	4	7,267		7,271
Common stock issued in connection with sale of debentures			1,358,400	136	-		136
Amortization of preferred stock discount					37,000	-	37,000
Common stock canceled for no consideration			(1,644,375)	(164)	86		(78)
Dividend on Series A Preferred Stock					-	(97,111)	(97,111)
Net loss						(2,441,048)	(2,441,048)

BALANCE – December 31, 2008	10,940	1,094,000	10,222,162	1,022	(2,054,168)	(2,538,159)	(3,497,305)

(1) As reclassified for presentation of reverse merger and conversion of LLC to "C" Corporation.

Exhibit B

Introduction

This document analyzes the relationship between Dr. Tattoff, Inc. (the “Company”) and William Kirby, D.O., Inc (“WKDO”) for the purpose of determining whether the Company is required to consolidate WKDO under FASB Accounting Standards Codification (“ASC”) Subtopic 810-10 in the Company’s financial statements for the years ended December 31, 2009 and 2010, and/or its financial statements as of and for the six months ended June 30, 2011.

For reasons explained below, the Company has concluded that it is not the “primary beneficiary” of WKDO and is therefore not required to consolidate WKDO in its financial statements.

Application of a Scope Exception

The Company analyzed the various “scope exceptions” under ASC 810-10-15 to determine whether the variable interest model applied to the WKDO-Company relationship.  The Company provides management services to all of the clinics at which WKDO provides medical services pursuant to a management services agreement (the “MSA”).  WKDO also provides consultative services to the Company under a medical director agreement (the “MDA”).1  Because substantially all of WKDO’s activities involve the business of the Company, the Company determined that a scope exception does not apply.

Variable Interest Analysis

Insignificant Economic Interest

The Company analyzed the Company’s various contractual arrangements with WKDO to determine whether or not the consideration paid to the Company under such arrangements could be deemed an insignificant interest in WKDO.  Under the MSA, (i) WKDO pays to the Company an amount equal to 73.5% of the “Gross Revenue” generated by the subject clinics, and (ii) WKDO subleases certain equipment and real property to the Company.2 In addition, William Kirby, D.O. (“Dr. Kirby”), the sole shareholder of WKDO, guarantees the Company’s obligations under certain of its real property leases.  Under the MDA, the Company pays WKDO an annual fee of $250,000 for services rendered.  The Company believes that the fees paid under both the MSA and the MDA represent fair market value and are in-line with market expectations.  In addition, the fee paid under has been reviewed by an independent third-party valuation expert.  However, the total amount of potential fees generated under the agreements are substantial.  Accordingly, the Company was unable to conclude that the aforementioned fees represent an insignificant economic interest in WKDO.

1 Copies of the MSA and MDA are attached to the Form 10 as Exhibits 10.6 and 10.7, respectively, and further described in the Form 10.

2 “Gross Revenue” is defined in the MSA, a copy of which is attached to the Form 10 as Exhibit 10.6, and is further described in the Form 10.

Exhibit B-1

Primary Beneficiary

  Under ASC 810-10-25, in order to have a controlling financial interest in (and thus be the primary beneficiary of) a VIE, an entity must have (a) the power to direct the activities of a VIE that most significantly impact the VIE’s performance, and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Following is the Company’s analysis regarding its status as the primary beneficiary of WKDO.

Ability to Control the VIE.  In determining whether or not the Company has the power to direct the most significant activities of WKDO, the Company reviewed (i) those WKDO activities that have the greatest impact on its performance, and (ii) the Company’s ability to control such activities.

As mentioned above, WKDO’s primary business function consists of the provision of laser tattoo and hair removal services.  California state law restricts the ownership of a business entity providing such services and governs the licensure of the professionals providing such services.  Under the MSA, we provide management and administrative services to the clinics at which WKDO provides medical services.

WKDO’s economic performance is most significantly impacted by (i) the conduct of day-to-day operations and the provision of medical services, (ii) the hiring of WKDO medical personnel, (iii) WKDO’s marketing initiatives, (iv) decisions regarding equipment purchase and maintenance and (iv) WKDO’s relationships with its customers.  All significant decisions regarding WKDO’s business, including the aforementioned activities, WKDO’s capital and operating budgets and WKDO’s capital needs are made solely by WKDO equity holders (i.e., William Kirby, D.O.).  Despite the Company’s obligations and rights under the MSA, the Company has a significantly limited ability to approve or otherwise influence any of WKDO’s significant business decisions.  This fact is both mandated by applicable California state law governing the ownership of business entities providing medical services and embedded in the structure of the MSA.

Therefore, the Company concluded that the Company-WKDO relationship does not meet the first requirement of the aforementioned two-prong test.

Obligation to Absorb Losses; Rights to Receive Benefits.  The characteristics of a controlling financial interest under ASC 810-10-15-14(b), including the obligation to absorb expected losses and receive benefits, may be determined qualitatively. Accordingly, the Company conducted a qualitative analysis of those contractual rights under the MDA and MSA that may protect the holder of equity investment at risk from the expected losses or guarantee it a return.  In addition, the Company considered the contractual allocation of cash flows to determine whether the equity investment at risk  absorbs the first risk of loss of a potential VIE to the extent of its equity invested.

The Company concluded that its contractual arrangements with WKDO (i) do not provide the Company with any protection from expected WKDO losses, and (ii) do not guarantee the Company a return; the Company further concluded that, pursuant to its contractual arrangements with WKDO, no interests are subordinate to the equity investment at risk.  Furthermore, the Company concluded that it does not have a right to share in residual returns (either contractually or by implication) from WKDO.

Exhibit B-2

The Company recognizes that there is an obligation to absorb losses implied by the Company’s (i) payment of the $250,000 fee under the MDA, and (ii) absorption of costs associated with the management of the business conducted at the applicable clinics under the MSA (as further discussed in the following paragraph).  However, the Company concluded that (i) the payment of the $250,000 fee under the MDA is commensurate with the costs normally incurred in these types of arrangements and is not significant to the operational profits or sales of WKDO, and (ii) the management fee payable under the MSA is commensurate with the market for similar contracts (and was determined to be at fair market value by an independent third party appraiser).

Under the MSA, as mentioned above, the Company absorbs a significant portion of the operating costs associated with the services provided at the clinics, including many operational costs but excluding the costs associated with clinical personnel employed by WKDO. Because the obligation to pay for such expenses is scaleable and adjustable in light of the operational requirements of the business, this obligation does not, nor was it designed to, absorb variability in the business. The Company’s obligation to pay these costs does not protect the equity investor at risk or require it to absorb a significant portion of the losses.

The Company notes that Dr. Kirby has personally guaranteed certain of the Company’s obligations; however the Company has provided no such guaranteed of any obligation of WKDO or Dr. Kirby.  Dr. Kirby has personally loaned the Company varying amounts from time to time, and WKDO has advanced the Company substantial amounts under the terms of the prior management services agreement to support the Company.3

The Company further notes that if the business conducted at the clinics governed by the MSA was to deteriorate, then WKDO’s obligation for continuity of service and performance of pre-paid services would remain under both legal and ethical obligations.  Accordingly, WKDO’s ability to decrease expenses (primarily the wages and benefits due to its employed medical professionals) would be indefinitely limited.  The Company’s fixed expenses associated with its lease obligations represent a small percentage of the costs it absorbs under the MSA (approximately 10%).  In the event of business deterioration, the Company has the ability to adjust its expenses under the MSA at a faster pace since it would not have WKDO’s continuity of service obligation. In the event business proliferates or expands, both parties’ costs would increase.  With respect to WKDO, the costs scale with volume as its medical professionals work additional hours or additional medical professionals are hired.  With respect to the Company, it would also face higher staffing costs and costs for supplies (and potentially equipment and marketing).  Perhaps more importantly, the percentage of gross revenues payable under the MSA as a management fee would decrease with a proliferation of business, as the MSA requires that the fee represent fair market value, in accordance with applicable law.

Conclusion

Based on the foregoing analysis, the Company concluded that it is not the “primary beneficiary” of WKDO as it did not meet both prongs of the two-prong test recited above.  Upon concluding that it was not required to consolidate WKDO under ASC 810-10 and the relevant variable interest guidance, the Company further considered the requirement of consolidation under the physicians management group rules and rules for contractual consolidation at ASC 810-10-15.  Following such analysis, the Company similarly determined that no consolidation is required.

3 The prior management services agreement between the Company and WKDO is described in the Form 10.

Exhibit B-3